Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Pure Beauty Manufacturing Company Limited	Hong Kong
Raytech Innovation Limited	Hong Kong
Worry free Group (Hong Kong) Limited	Hong Kong
Fluxen Limited	Hong Kong